EXHIBIT 99.1

GOLD STANDARD BEGINS DRILLING AT NORTH DARK STAR TO FOLLOW UP LAST YEAR’S KEY OXIDE GOLD DISCOVERY

Four rigs now drilling on Railroad – Pinion Project

May 31, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today reported that drilling has begun with one reverse circulation (RC) rig and one core rig at the North Dark Star target on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.  Another two rigs are currently drilling the North Bullion lower breccia target as announced on May 18, 2016.  One additional core rig will be added and dedicated to the North Dark Star program in the near-term.

This year’s US$13.4 million exploration program includes up to 43,000 m of RC and core drilling in a total of 100 holes (see February 23, 2016 news release).   The program is designed to aggressively follow-up on 2015 drill results at the North Dark Star oxide gold discovery, expand known resources at Dark Star and Pinion and test new high-value targets at North Bullion and Bald Mountain.

Jonathan Awde, CEO and Director of Gold Standard commented: “North Dark Star and its surrounding targets are top priorities in this year’s drill program. Last year’s discovery found exceptional grade and thickness at shallow depths within a structural setting that is a hallmark of many of the best Carlin gold deposits. The Dark Star system has quickly emerged as a very large and exciting exploration opportunity.”

Key Dark Star Highlights

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At the North Dark Star discovery, located 515m north of the Dark Star maiden resource, about 10,300 m of RC and core drilling in 22 holes will be completed to expand areas of known shallow oxide gold mineralization north and south of DS15-13, a 2015 core hole that returned 15.4 meters of 1.85 grams gold per tonne (g Au/t) and 97.0 meters of 1.61 g Au/t (see January 21, 2016 news release) (click the following link for photo of Dark Star and North Dark Star: http://goldstandardv.com/lp/dark-star-north-dark-star-photo/ ) .  North Dark Star remains open in multiple directions.  Within the Dark Star Corridor (DSC), the gold mineralization at both the new North Dark Star discovery and the Dark  Star maiden resource occurs within a horst (uplifted block) of permissive Pennsylvanian-Permian carbonate host rocks in the footwall of a large-displacement normal fault on the east side of the horst.  This Pennsylvanian-Permian section represents a new host rock on the Carlin Trend.

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Within the 6.7 km-long DSC, 22 holes for a total of about 10,100 m of RC drilling will be completed to test new targets south of the Dark Star maiden resource.   The DSC is a north-trending horst of prospective Pennsylvanian-Permian host rocks that are largely untested by drilling.

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To the north and west of North Dark Star, test previously undrilled targets with structural similarities to last year’s North Dark Star discovery as identified by a recent CSAMT survey over the DSC (see May 24, 2016 news release).  These highly prospective targets include a newly-found northern extension of the DSC and a previously unknown parallel horst 450m west of the DSC.

Mac Jackson, Gold Standard’s Vice president of Exploration stated, “We have been chomping at the bit, waiting for access to dry out so that we can get back to drilling our North Dark Star discovery and other targets in the Dark Star Corridor.  These targets have all the ingredients we look for, including dike-filled faults, crossing faults at typical Carlin Trend orientations, widespread alteration and mixed siliciclastic-carbonate rock host section.  The Dark Star Corridor has evolved into a very large and robust mineral system with unknown limits.  The recently completed CSAMT was the last refinement of our work, and we are excited to begin testing targets.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank or certified reference material was inserted approximately every tenth sample.  Dark Star samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV. The samples are crushed, pulverized and sample pulps are shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC.  Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements are determined by ICP analysis.  Data verification of the analytical results includes a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 15, 2016).  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:            604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com